UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 10, 2005

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   Entry into a Material Definitive Agreement

On January 10, 2005, Parkway Properties, Inc. (the "Company") entered into an underwriting agreement with Citigroup Global Markets, Inc., as underwriter, and agreed to sell 1,600,000 shares of common stock to Citigroup Global Markets, Inc. with net proceeds to the Company of $47.50 per share (before deducting transaction expenses). Closing of the offering is expected to occur on January 14, 2005. The Company has also granted Citigroup Global Markets, Inc. a thirty-day option to purchase up to 200,000 additional shares to cover over-allotments, if any. The underwriting agreement contains customary representations and warranties on the Company's part. The underwriting agreement also contains customary indemnification and contribution provisions whereby the Company and the underwriter have agreed to indemnify each other against certain liabilities. The common stock is being offered and sold pursuant to a prospectus supplement dated January 10, 2005 filed with the SEC pursuant to Rule 424(b)(5) promulgated under the Securities Act of 1933 in connection with our shelf Registration Statement on Form S-3 (Reg. No. 333-108786) declared effective by the SEC on November 6, 2003.

On January 10, 2005, the Company issued a press release announcing this offering (see exhibit 99 which is incorporated herein by reference).

ITEM 9.01.   Financial Statements and Exhibits

(c)   Exhibits.

(1)   Underwriting Agreement among Parkway Properties, Inc., Parkway Properties LP, and Citigroup Global Markets, Inc., dated January 10, 2005.

(5)   Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality.

(8)   Opinion of Jaeckle Fleischmann & Mugel, LLP as to certain tax matters.

(23)   Consents of Jaeckle Fleischmann & Mugel, LLP (included as part of Exhibits 5 and 8).

(99)   Press release dated January 10, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2005

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
                Mandy M. Pope
                Chief Accounting Officer